UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Instructure, Inc.

(Name of Subject Company)

Instructure, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45781U103

(CUSIP Number of Class of Securities)

Matthew Kaminer

Chief Legal Officer

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew Hemington, Esq.

Steve Tonsfeldt, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

(650) 843 5062

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Instructure, Inc., a Delaware corporation (“Instructure” or the “Company”), with the Securities and Exchange Commission on February 24, 2020 relating to the offer by PIV Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Instructure Holdings, LLC, formerly known as PIV Purchaser, LLC, a Delaware limited liability company (“Parent”), to purchase all the issued and outstanding shares of Instructure’s common stock, $0.0001 par value per share (the “Shares”), for a purchase price of $49.00 per Share in cash net to the seller thereof in cash, without interest and subject to any withholding taxes (such amount or any higher amount per share that may be paid pursuant to the offer being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2020, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety. Nothing in this Amendment shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from this Amendment.

Item 8.	Additional Information.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the fifth full paragraph on page 18 of the Schedule 14D-9 under the sub-heading “Background of the Offer and the Merger” and replacing it with the following paragraph:

“On September 23, 2019, the Instructure Board met in person, together with members of Instructure senior management and representatives of J.P. Morgan and Cooley, to review business strategy, messaging and approach with respect to the third quarter earnings call scheduled to take place on October 28, 2019, market messaging and approach and a financial plan update. At this meeting, the Board assessed the current performance of Instructure, the financial forecast and strategic plans, the possibility of additional acquisitions and divestiture of the Bridge business. In connection with the discussion of the current performance of Instructure, the Instructure Board considered Instructure’s internal operating plan and long-term financial plan, as presented by members of Instructure senior management, and the considerations related thereto. The Instructure Board directed Instructure senior management to share selected portions of the financial plan and strategy at an analyst day meeting with analysts and investors in early December, to further explain the evolution of Instructure’s model which would focus on the education space. At the direction of the Instructure Board, Mr. Waterhouse provided an update on communications with stockholders who sought to provide their views concerning Instructure’s strategic plans, governance and capital structure. Mr. Waterhouse informed the Instructure Board that the stockholder outreach effort included a significant stockholder that entered into a customary non-disclosure agreement, as Instructure sought to understand a fully informed perspective of stockholder who had the benefit of reviewing the plans and strategy of Instructure. Mr. Goldsmith provided details on the financial performance of Bridge which demonstrated that Bridge negatively impacted the margins and unrestricted free cash flow of Instructure; the position of Bridge within the highly competitive employment development category and what would need to happen for Bridge to be successful moving forward. Using preliminary financial data provided by management, representatives of J.P. Morgan also provided the Instructure Board with an illustrative analysis of possible strategic considerations for Instructure to reorganize, deconsolidate or dispose of Bridge. J.P. Morgan valued Bridge using a multiple based analysis (which resulted in an estimated range of values for Bridge between ($5.00) and ($3.00) per share) and an intrinsic value approach (which included a sum of the parts analysis resulting in an estimated range of values of $1.50 to $5.25 per share, and a discounted cash flow sensitivity analysis resulting in an estimated range of values of ($3.50) to $4.25 per share). The Instructure Board then solicited the views of Mr. Goldsmith and members of Instructure senior management to better understand the challenges of separating the Bridge business, to provide additional context regarding when and how the Bridge business could operate as a standalone business and the timing and capital investments that would be required to facilitate such a separation. Following such presentations, the

Instructure Board discussed the timeline for Instructure to achieve profitability, an education focused strategy, cost-realignment plans, and changes that would need to be implemented for Instructure to achieve status as a “Rule of 40” software company with a combined growth rate and profit margin of at least 40%. Despite the execution risk of successfully implementing these plans while reporting financial performance and providing earnings guidance on a quarterly basis, the Instructure Board expressed a preference for Instructure to remain a public company, absent a compelling proposal.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last paragraph on page 22 and continuing onto page 23 of the Schedule 14D-9 under the sub-heading “Background of the Offer and the Merger” and replacing it with the following paragraph:

“On November 1, 2019, the Instructure Board held a meeting with members of Instructure senior management and representatives of J.P. Morgan. Representatives of J.P. Morgan reviewed the proposals and the strategic process to date. Following this discussion, the Instructure Board discussed with Instructure senior management aspects of the long-term financial plan and projections prepared by Instructure management, including the fact that such projections would, (i) rely only upon future financial performance of the Instructure Canvas segment, and the future financial performance of the Bridge segment would be considered separately because such separation was under active consideration, rather than present such presentations on a basis both with and without Bridge and (ii) include an increase in operating expenses starting in January 2020 attributable to Instructure’s recent modifications of its stock-based compensation policies that would increase the proportion of base compensation that would be paid in the form of cash and reduce the dilutive effect of further stock grants, which increase did not affect Instructure’s valuation in the discounted cash flow analysis. Instructure senior management also discussed with the Instructure Board the fact that Instructure’s total revenue was estimated to be $258 million, which was in-line with the estimate included in Instructure’s earnings release furnished on a Form 8-K on October 8, 2019, but excluded the future financial performance of the Bridge segment. Following the discussion of those projections, the Instructure Board determined that the long-term financial plans and projections that excluded the future financial performance of the Bridge segment, in the opinion of the Instructure Board, were the most current and predictive forecasts of the future financial performance of Instructure given, among other reasons, the Bridge segment’s historical failure to perform according to Instructure senior management’s forecasts (for more information regarding these projections, see the section titled “Projected Financial Information”). The Instructure Board then directed J.P. Morgan to use the projections that relied only upon the future financial performance of the Canvas segment for any related financial analysis, and instructed J.P. Morgan to share a subset of those projections with Thoma Bravo, Sponsor C and other parties as appropriate. Also at this meeting, at the request of the Instructure Board, J.P. Morgan provided a preliminary overview of the financial analyses that would be useful to the Instructure Board in assessing the relative proposals to date. After the Instructure Board engaged in active discussions with members of Instructure senior management, the Instructure Board met in executive session (without members of Instructure senior management or J.P. Morgan). The Instructure Board in executive session discussed whether to publicly announce a strategic process or whether to limit discussions to those financial sponsors and strategic parties that proactively requested discussions with Instructure and had engaged in preliminary due diligence. Members of Instructure senior management then rejoined the Instructure Board, and discussed next steps in the strategic discussions. Representatives of J.P. Morgan then rejoined the Instructure Board, and discussed the strategic process. The Instructure Board instructed representatives of Cooley to prepare a proposed form acquisition agreement to be used in connection with a transaction. The Instructure Board discussed expanding the outreach and instructed J.P. Morgan to work with the Transaction Committee to solicit indications of interest from an additional set of parties which were viewed as “tier 2” parties (i.e., parties less likely, for a variety of reasons, to have the strategic interest, resources, commitment or ability to enter into in a strategic transaction, relative to the “tier 1” parties).”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the sixth paragraph on page 23 of the Schedule 14D-9 under the sub-heading “Background of the Offer and the Merger” and replacing it with the following paragraph:

“Members of Instructure senior management and representatives of J.P. Morgan held a series of in person meeting in Salt Lake City with representatives of Sponsor C on November 11, 2019, Thoma Bravo on November 12, 2019 and Sponsor E on November 13, 2019. At these separate meetings with these financial sponsors, members of Instructure senior management and representatives of J.P. Morgan addressed a number of topics including Instructure’s business model and three-year financial forecast (2019-2021) and business strategy, and diligence inquiries raised by the respective financial sponsors at such meetings. The three-year financial forecast (2019–2021) presented to those parties included versions including Bridge and its contribution, and on a basis excluding Bridge. Based on these discussions with Sponsor C, Thoma Bravo, and Sponsor E, members of management understood, and subsequently relayed to the Instructure Board, that such bidders did not ascribe significant value to Bridge.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last paragraph on page 25 of the Schedule 14D-9 under the sub-heading “Background of the Offer and the Merger” and replacing it with the following paragraph:

“On November 26, 2019, the Transaction Committee, Mr. Goldsmith, Mr. Kaminer and representatives of J.P. Morgan and Cooley met to review and assess the proposals received to date in connection with a strategic transaction. Representatives of J.P. Morgan reviewed the proposals and the status of the strategic process to date. J.P. Morgan advised that Sponsor C had completed its due diligence and provided a verbal proposal to acquire Instructure for $46.00 per share. In addition, J.P. Morgan noted that Thoma Bravo continued to work on its business model and had submitted a proposal for $47.00 per share. The Transaction Committee instructed J.P. Morgan to contact Sponsor C and Thoma Bravo to solicit improved bids by December 2, 2019. The Transaction Committee was informed that Thoma Bravo and Sponsor E both indicated that their respective financial models were focused on revenue and contributions from Canvas.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by inserting the following disclosure immediately after the table footnotes on page 42 of the Schedule 14D-9 under the sub-heading “Projected Financial Information”:

“Instructure is also providing a summary of certain previously nonpublic, unaudited prospective financial information prepared by its management for the calendar years 2019-2033 that includes the future financial performance of both the Canvas and Bridge segments, which was presented to the Instructure Board at the September 23, 2019 board meeting (the “September 23, 2019 Projections”).

The following table presents the September 23, 2019 Projections.

(In millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Revenue	$260	$312	$358	$412	$472	$548	$632	$719	$815	$911	$1,004	$1,089	$1,162	$1,218	$1,255
Adjusted EBITDA	($4)	$7	$23	$47	$72	$99	$131	$166	$207	$234	$263	$292	$322	$349	$372
Unlevered Free Cash Flow excl. SBC	$4	$19	$29	$58	$87	$118	$151	$184	$226	$250	$273	$295	$296	$276	$286

At the December 3, 2019 board meeting, an updated three-year forecast of the Bridge segment (for calendar years 2019, 2020, and 2021) was presented to the Instructure Board, which reflected (i) total revenue of $20 million, $27 million, and $37 million; (ii) EBITDA of ($27) million, ($20) million, and ($9) million; and (iii) unlevered free cash flow excluding stock-based compensation of ($25) million, ($17) million, and ($6) million.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first paragraph under the table footnotes on page 42 of the Schedule 14D-9 under the sub-heading “Projected Financial Information” and replacing it with the following paragraph:

“For purposes of this Schedule 14D-9, we refer to the Management Projections, the earlier projections upon which the Management Projections were based, and the September 23, 2019 Projections as the “Projections.” The Projections were developed by Instructure management on a standalone basis without giving effect to the Offer and the other Transactions, or any changes to Instructure’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Offer and the other Transactions; provided that as discussed above, at the direction of Instructure, J.P. Morgan has not included any proceeds or shutdown costs with respect to the operation of the Bridge segment or the divestiture or shutdown of the Bridge segment. Furthermore, the Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context. In the view of Instructure management, the Management Projections have been reasonably prepared by Instructure management on bases reflecting the best currently available estimates and judgments of Instructure management of the future financial performance of Instructure and other matters covered thereby.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first paragraph on page 46 of the Schedule 14D-9 under the sub-heading “Opinion of Instructure’s Financial Advisor” with the following paragraph:

“The projections furnished to J.P. Morgan for Instructure were prepared by Instructure management. For more information regarding these projections, see above under “—Projected Financial Information.” As described more fully therein, Instructure’s Management Projections assume that Instructure was planning to move forward with separating its Bridge segment on a standalone basis either through a sale to a third party or by shutting down the segment. As such, Instructure management instructed J.P. Morgan to rely on the long-term forecast for the Canvas segment only. Further, Instructure management determined that any estimate of the expected proceeds from the divestiture of the Bridge segment would be highly speculative given uncertainties regarding the expected timing, costs of separation of Bridge as a standalone business unit and the capital requirements of this business, and accordingly, at the direction of Instructure and for the purposes of its valuation analysis, J.P. Morgan has not included any proceeds or shutdown costs with respect to the divestiture or shutdown of the Bridge segment. However, J.P. Morgan estimated for reference only that each $10 million of the Bridge segment’s purchase price or shutdown cost would equate to approximately +/- $0.25 per share value.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSTRUCTURE, INC.

By:	/s/ Matthew Kaminer
Matthew Kaminer
Chief Legal Officer

Dated: March 13, 2020